Filed by Supernova Partners Acquisition Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Supernova Partners Acquisition Company, Inc. (SEC File No.: 001-39641)

Date: August 16, 2021

On March 17, 2021, Supernova Partners Acquisition Company, Inc., a Delaware corporation (“Supernova”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Supernova, Orchids Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Supernova, Orchids Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Supernova, and OfferPad, Inc., a Delaware corporation (“Offerpad”) relating to a proposed business combination transaction (the “Business Combination”).

On August 16, 2021, Offerpad issued the following press release to announce, among other things, its results for the second quarter 2021. Offerpad also announces that it has borrowed a principal amount of $25.0 million from a related party on substantially the same terms pursuant to which it previously borrowed a principal amount of $30.0 million as described in the proxy statement/prospectus relating to the Business Combination. Offerpad will use the loan to help continue to fund its ongoing operations through the consummation of the Business Combination. Offerpad currently expects to repay the principal amount of both loans, together with all accrued but unpaid interest, in connection with the consummation of the Business Combination.

Additional Information and Where to Find It

Supernova has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement that is being distributed to holders of Supernova’s common stock in connection with its solicitation of proxies for the vote by Supernova’s stockholders with respect to the proposed business combination and other matters as described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. Supernova is mailing the definitive proxy statement/prospectus and other relevant documents to its stockholders. This filing does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Offerpad, Supernova and the business combination. Stockholders are also able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova, Offerpad, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests is contained in Supernova’s registration statement on Form S-4, which is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities by Supernova’s directors and executive officers may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Offerpad Reports Record Revenue and Profit for Second Quarter 2021;

Provides 2021 Full-Year Outlook

Company posts profitable Q2; grows acquisitions 340% in tight real estate market

Second Quarter 2021 Highlights – compared with the prior-year second quarter:

•	Revenue increased 32% to $378.6 million

•	Fully diluted earnings per share were $0.31, marking the first profitable quarter in company history

•	Net income improved to $9.2 million, an increase of $16.6 million

•	Adjusted EBITDA increased $16.8 million to a record $13.1 million

•	Gross profit increased $33.0 million to $50.9 million, or 13.4% of revenue

•	Contribution profit after interest per home sold increased to $31,500 from $1,400

•	Acquired a record 2,025 homes, up from 460

•	Business combination with Supernova Partners Acquisition Company expected to close in the third quarter of 2021

CHANDLER, Ariz. – August 16, 2021 – Offerpad, Inc. (“Offerpad”), a leading tech-enabled platform for buying and selling residential real estate, today reported financial results for its second quarter ended June 30, 2021.

“Offerpad performed exceptionally well this quarter and posted our first quarterly profit,” said Brian Bair, CEO and founder of Offerpad. “For consumers, the nearly $2 trillion U.S. residential real estate market remains fractured, time consuming, stressful and expensive. Consumers want and expect a fast, easy, and seamless online experience when buying and selling a home. At Offerpad, we distinguish ourselves as an incredibly adaptable, customer-centric company that has proven our ability to grow and excel in all types of market conditions. To succeed in this industry, you need a combination of proprietary technology, home underwriting accuracy, and renovation excellence. Our unique expertise combining technology development and real estate transaction experience allows us to operate at the most efficient level in the market.

“We’re thrilled with the record number of acquisitions and the extraordinary contribution margin we achieved in the second quarter. At Offerpad, we celebrate the wins, such as our performance this quarter, while also staying focused on keeping our business model adaptable. For the balance of the year, we expect continued growth and high customer satisfaction levels as we further our mission to provide the best way to buy and sell a home.”

Q2 Financial Highlights

	Q2 2021	Q2 2020	Percentage Change
Revenue	$378.6 million	$287.0 million	31.9%
Homes sold	1,259	1,166	8.0%
Homes acquired	2,025	460	340.2%
Gross profit	$50.9 million	$17.9 million	184.8%
Net income (loss)	$9.2 million	($7.4) million	N. A.
Adjusted EBITDA	$13.1 million	($3.7) million	N. A.
Contribution profit after interest per home sold	$31,500	$1,400	2,093.3%

“Our results this quarter were driven by our continued focus on operational excellence, our ability to match the right services with the right consumers, as well as favorable market conditions,” said Mike Burnett CFO of Offerpad. “Our operational performance was particularly strong, with a total contribution profit after interest of $39.7 million, bringing the year-to-date total for the first two quarters of 2021 to $63.2 million, surpassing our internal projections for full year 2021. We continued to prove our scalability and adaptability, acquiring a record 2,025 homes in the second quarter and completing our first 24-hour close on a home. Our second quarter results demonstrated Offerpad’s significant business momentum as we executed well on both our market penetration and expansion strategy, setting ourselves up for a strong second half of the year,” continued Burnett. “We expect to continue to drive expansion into additional new markets for the balance of the year, having recently announced that we will be entering Columbia, South Carolina, Columbus, Ohio, St. Louis and Kansas City.”

Third Quarter and Full Year 2021 Outlook

Based on the favorable results in the first half of the year, Offerpad is providing its full year outlook for 2021 as follows:

	2021 Outlook	2020	Percentage Change
Homes Sold	5,612 - 6,000	4,281	31% - 40%
Revenue	$1.7 billion - $1.85 billion	$1.1 billion	60% - 74%
Gross Profit	$170 million - $180 million	$88 million	94% -105%
Adjusted EBITDA	($15) million - ($6) million	($8.2) million	N.A.

Additionally, for the third quarter of 2021, revenue is expected to be between $460 million and $520 million, which represents a sequential growth rate of 29% over the second quarter of 2021 at the midpoint of the range, and adjusted EBITDA is expected to be between ($15) million and ($8.5) million.

Conference Call and Webcast Details

Offerpad founder and CEO Brian Bair and CFO Mike Burnett will host a live conference call and accompanying webcast on August 16, 2021, at 2 p.m. PST / 5 p.m. EST. Registration for the conference call can be completed here, and participants will receive a personalized dial in and PIN to access the call. The webcast is available to the public and can be accessed on Offerpad’s Investor Relations website at https://investor.offerpad.com/events-and-presentations. All participants are encouraged to register for the event, or access the website 10 minutes before the start of the live event. Access to a replay of the webcast will be available from the same website address after the live webcast concludes.

About Offerpad

Offerpad’s mission is to provide the best way to buy and sell a home. Period. We use technology-enabled solutions to remake the home selling and buying experience by offering customers the convenience, control and certainty to solve their housing needs. We combine our fundamental real estate expertise with our data-driven digital “Solutions Center” platform to give users a holistic, customer-centric experience, enabling them to efficiently sell and buy their homes online with streamlined access to other services including mortgage, listing, and buyer representation services.

Contacts

Investors

James Grout

Investors@offerpad.com

602-706-4905

Media

Laura Collins

480-220-0021

David Stephan

951-970-6336

Press@Offerpad.com

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Offerpad’s future financial or operating performance. For example, statements regarding Offerpad’s outlook for the third quarter and full year 2021, anticipated growth in the industry in which Offerpad operates, and the anticipated timing of the proposed business combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate, ””anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Offerpad and its management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the outcome of any legal proceedings that may be instituted against Supernova, Offerpad, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the stockholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Offerpad as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; the ability to respond to general economic conditions; the health of the U.S. residential real estate industry; the ability to grow market share in existing markets or any new markets; the impact of the COVID-19 pandemic; the ability to manage growth effectively; the ability to accurately value and manage inventory, and to maintain an adequate and desirable supply of inventory; the ability to successfully launch new product and service offerings, and to manage, develop and refine the technology platform; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Supernova from time to time with the Securities and Exchange Commission (the “SEC”).

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Offerpad does not undertake any duty to update these forward-looking statements.

Additional Information and Where to Find It

Supernova has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that is both the proxy statement that is being distributed to holders of Supernova’s common stock in connection with its solicitation of proxies for the vote by Supernova’s stockholders with respect to the proposed business combination and other matters as described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. Supernova is mailing the definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Supernova’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Offerpad, Supernova and the business combination. Stockholders are also able to obtain copies of the definitive proxy statement and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050.

Participants in the Solicitation

Supernova, Offerpad, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests is contained in Supernova’s registration statement on Form S-4, which is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities by Supernova’s directors and executive officers may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, Offerpad, or any of their respective affiliates.

OFFERPAD, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data, unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue	$378,647	$287,007	$662,619	$654,662
Cost of revenue	327,783	269,146	578,218	611,903

Gross profit	50,864	17,861	84,401	42,759

Operating expenses:
Sales, marketing and operating	31,595	17,547	56,671	42,976
General and administrative	5,137	3,862	9,871	8,223
Technology and development	2,603	1,692	4,886	3,821

Total operating expenses	39,335	23,101	71,428	55,020

Net Income (loss) from operations	11,529	(5,240)	12,973	(12,261)

Other income (expense):
Interest expense	(2,257)	(2,418)	(4,175)	(7,092)
Other income, net	7	268	248	498

Total other expense	(2,250)	(2,150)	(3,927)	(6,594)

Net Income (loss) before income taxes	9,279	(7,390)	9,046	(18,855)
Income tax expense	(89)	—	(89)	—

Net Income (loss)	$9,190	$(7,390)	$8,957	$(18,855)

Net Income (loss) per share, basic	$1.17	$(0.96)	$1.14	$(2.45)

Net Income (loss) per share, diluted	$0.31	$(0.96)	$0.30	$(2.45)

Weighted average common shares outstanding, basic	7,884	7,682	7,830	7,682

Weighted average common shares outstanding, diluted	29,796	7,682	29,748	7,682

OFFERPAD, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except par value per share, unaudited)

	June 30,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$44,560	$43,938
Restricted cash	13,341	6,804
Accounts receivable	7,117	2,309
Inventory	482,860	171,359
Prepaid expenses and other current assets	13,217	2,880

Total current assets	561,095	227,290
Property and equipment, net	12,110	8,231
Other non-current assets	122	352

TOTAL ASSETS	$573,327	$235,873

LIABILITIES, TEMPORARY EQUITY, AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$5,302	$2,149
Accrued liabilities	26,606	11,181
Secured credit facilities and notes payable, net—related party	255,344	126,825
Secured credit facilities and notes payable	234,508	50,143

Total current liabilities	521,760	190,298
Secured credit facilities and notes payable, net of current portion	—	4,710

Total liabilities	521,760	195,008

Commitments and Contingencies
Temporary Equity:
Series A convertible preferred stock, 2,789 shares authorized at June 30, 2021 and December 31, 2020; 2,775 shares issued and outstanding at June 30, 2021 and December 31, 2020; liquidation preference of $15,099 at June 30, 2021 and December 31, 2020	14,921	14,921
Series A-1 convertible preferred stock, 1,448 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020; liquidation preference of $7,500 at June 30, 2021 and December 31, 2020	7,470	7,470
Series A-2 convertible preferred stock, 1,105 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020; liquidation preference of $7,500 at June 30, 2021 and December 31, 2020	7,463	7,463
Series B convertible preferred stock, 7,751 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020; liquidation preference of $50,000 at June 30, 2021 and December 31, 2020	49,845	49,845
Series C convertible preferred stock, 7,529 shares authorized at June 30, 2021 and December 31, 2020; 5,308 shares issued and outstanding at June 30, 2021 and December 31, 2020; liquidation preference of $105,750 at June 30, 2021 and December 31, 2020	104,424	104,424

Total temporary equity	184,123	184,123

Stockholders’ Deficit:
Common stock, 34,077 shares authorized at June 30, 2021 and December 31, 2020; $0.00001 par value; 7,920 and 7,682 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	—	—
Additional paid in capital	7,653	5,908
Accumulated deficit	(129,559)	(138,516)
Treasury stock	(10,650)	(10,650)

Total stockholders’ deficit	(132,556)	(143,258)

TOTAL LIABILITIES, TEMPORARY EQUITY, AND STOCKHOLDERS’ DEFICIT	$573,327	$235,873

OFFERPAD, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, unaudited)

	Six Months Ended
	June 30,
	2021	2020
Cash flows from operating activities:
Net Income (loss)	$8,957	$(18,855)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	277	204
Gain on sale	(246)	—
Amortization of debt financing costs	209	89
Impairment of inventory	339	2,908
Stock-based compensation	1,263	538
Changes in operating assets and liabilities:
Accounts receivable	(4,808)	(497)
Inventory	(311,840)	219,505
Prepaid expenses and other current assets	(10,108)	764
Accounts payable	3,153	650
Accrued liabilities	15,274	(2,346)

Net cash (used in) provided by operating activities	(297,530)	202,960

Cash flows from investing activities:
Purchases of property and equipment	(5,942)	(11)
Proceeds from sales of property and equipment	2,032	—

Net cash used in investing activities	(3,910)	(11)

Cash flows from financing activities:
Borrowings from credit facilities and notes payable	888,970	395,455
Repayments of credit facilities and notes payable	(580,819)	(608,781)
Payment of debt financing costs	(185)	(356)
Proceeds from issuance of Class C preferred stock, net	—	29,823
Proceeds from exercise of stock options	633	—

Net cash provided by (used in) financing activities	308,599	(183,859)

Net change in cash, cash equivalents and restricted cash	7,159	19,090
Cash, cash equivalents and restricted cash, beginning of period	50,742	29,883

Cash, cash equivalents and restricted cash, end of period	$57,901	$48,973

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheet:
Cash and cash equivalents	$44,560	$43,785
Restricted cash	13,341	5,188

Total cash, cash equivalents and restricted cash	$57,901	$48,973

Supplemental disclosure of cash flow information:
Cash payments for interest	$5,537	$9,919

Non-GAAP Financial Measures

In addition to Offerpad’s results of operations above, Offerpad’s management utilizes certain financial measures that are not required by, or presented in accordance with, U.S. generally accepted accounting principles (“GAAP”). These measures have limitations as analytical tools when assessing Offerpad’s operating performance and should not be considered in isolation or as a substitute for GAAP measures, including gross profit and net income.

Offerpad may calculate or present its non-GAAP financial measures differently than other companies who report measures with similar titles and, as a result, the non-GAAP financial measures Offerpad reports may not be comparable with those of companies in its industry or in other industries.

Offerpad has not provided a quantitative reconciliation of forecasted Adjusted EBITDA to forecasted net income (loss) within this press release because Offerpad is unable to calculate certain reconciling items without making unreasonable efforts. These items, which include, but are not limited to, stock-based compensation with respect to future grants and forfeitures, could materially affect the computation of forward-looking net income (loss), are inherently uncertain and depend on various factors, some of which are outside of Offerpad’s control.

Adjusted gross profit, contribution profit, and contribution profit after interest (and related margins)

Offerpad believes that adjusted gross profit, contribution profit, and contribution profit after interest are useful financial measures for investors as they are used by management in evaluating unit level economics and operating performance across its markets. Each of these measures is intended to present the economics related to homes sold during a given period. Offerpad does so by including revenue generated from homes sold (and ancillary services) in the period and only the expenses that are directly attributable to such home sales, even if such expenses were recognized in prior periods, and excluding expenses related to homes that remain in inventory as of the end of the period presented. Contribution profit provides investors a measure to assess Offerpad’s ability to generate returns on homes sold during a reporting period after considering home acquisition costs, renovation and repair costs, and adjusting for holding costs and selling costs. Contribution profit after interest further impacts gross profit by including interest costs (including senior and mezzanine secured credit facilities) attributable to homes sold during a reporting period. Offerpad believes these measures facilitate meaningful period over period comparisons and illustrate our ability to generate returns on assets sold after considering the costs directly related to the assets sold in a presented period.

Adjusted gross profit, contribution profit and contribution profit after interest (and related margins) are supplemental measures of Offerpad’s operating performance and have limitations as analytical tools. For example, these measures include costs that were recorded in prior periods under GAAP and exclude, in connection with homes held in inventory at the end of the period, costs required to be recorded under GAAP in the same period. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of Offerpad’s results as reported under GAAP. Offerpad includes a reconciliation of these measures to the most directly comparable GAAP financial measure, which is gross profit.

Adjusted gross profit / margin

Offerpad calculates adjusted gross profit as gross profit under GAAP adjusted for (1) net inventory impairment plus (2) interest expense associated with homes sold in the presented period and recorded in cost of revenue. Net inventory impairment is calculated by adding back the inventory impairment charges recorded during the period on homes that remain in inventory at period end and subtracting the inventory impairment charges recorded in prior periods on homes sold in the current period. Offerpad defines adjusted gross margin as adjusted gross profit as a percentage of revenue.

Offerpad views this metric as an important measure of business performance, as it captures gross margin performance isolated to homes sold in a given period and provides comparability across reporting periods. Adjusted gross profit helps management assess performance across the key phases of processing a home (acquisitions, renovations, and resale) for a specific resale cohort.

Contribution profit / margin

Offerpad calculates contribution profit as adjusted gross profit, minus (1) direct selling costs incurred on homes sold during the presented period, minus (2) holding costs incurred in the current period on homes sold during the period recorded in sales, marketing, and operating, minus (3) holding costs incurred in prior periods on homes sold in the current period recorded in sales, marketing, and operating, plus (4) other income which historically is primarily comprised of net income to us from the investment related to Offerpad’s OPHL operations. The composition of Offerpad’s holding costs is described in the footnotes to the reconciliation table below. Offerpad defines contribution margin as contribution profit as a percentage of revenue.

Offerpad views this metric as an important measure of business performance as it captures the unit level performance isolated to homes sold in a given period and provides comparability across reporting periods. Contribution profit helps management assess inflows and outflow directly associated with a specific resale cohort.

Contribution profit / margin after interest

Offerpad defines contribution profit after interest as contribution profit, minus (1) interest expense associated with homes sold in the presented period and recorded in cost of revenue, minus (2) interest expense associated with homes sold in the presented period, recorded in costs of sales, and previously excluded from adjusted gross profit, and minus (3) interest expense under Offerpad’s senior and mezzanine secured credit facilities incurred on homes sold during the period. This includes interest expense recorded in prior periods in which the sale occurred.

Offerpad’s senior and mezzanine secured credit facilities are secured by its homes in inventory and drawdowns are made on a per-home basis at the time of purchase and are required to be repaid at the time the homes are sold. Offerpad defines contribution margin after interest as contribution profit after interest as a percentage of revenue.

Offerpad views this metric as an important measure of business performance. Contribution profit after interest helps management assess contribution margin performance, per above, when fully burdened with costs of financing.

The following table presents a reconciliation of Offerpad’s adjusted gross profit, contribution profit and contribution profit after interest to its gross profit, which is the most directly comparable GAAP measure, for the periods indicated:

OFFERPAD, INC.

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except percentages and homes sold, unaudited)	2021	2020	2021	2020
Gross profit	$50,864	$17,861	$84,401	$42,759
Homes sold	1,259	1,166	2,277	2,683
Gross profit per home sold	40.4	15.3	37.1	15.9
Adjustments:
Inventory impairment—current period (1)	177	311	189	421
Inventory impairment—prior period (2)	(95)	(1,696)	(142)	(833)
Interest expense capitalized (3)	767	920	1,373	2,140

Adjusted gross profit	51,713	17,396	85,821	44,487
Adjustments:
Direct selling costs (4)	(8,787)	(8,853)	(16,823)	(19,298)
Holding costs on sales—current period (5)(6)	(533)	(865)	(1,161)	(2,954)
Holding costs on sales—prior period (5)(7)	(188)	(1,147)	(214)	(1,352)
Other income (8)	7	269	248	498

Contribution profit	42,212	6,800	67,871	21,381
Homes sold	1,259	1,166	2,277	2,683
Contribution profit per home sold	33.5	5.8	29.8	8.0
Adjustments:
Interest expense capitalized (3)	(767)	(920)	(1,373)	(2,140)
Interest expense on homes sold—current period (9)	(1,345)	(1,506)	(2,826)	(5,709)
Interest expense on homes sold—prior period (10)	(386)	(2,697)	(468)	(4,067)

Contribution profit after interest	39,714	1,677	63,204	9,465
Homes sold	1,259	1,166	2,277	2,683
Contribution profit after interest per home sold	31.5	1.4	27.8	3.5

(1)	Inventory impairment – current period is the inventory valuation adjustments recorded during the period presented associated with homes that remain in inventory at period end.
(2)	Inventory impairment – prior period is the inventory valuation adjustments recorded in prior periods associated with homes that sold in the period presented.
(3)

Interest expense capitalized represents all interest related costs, including senior and mezzanine secured credit facilities, incurred on homes sold in the period presented that were capitalized and expensed in cost of revenue at the time of sale.

(4)	Direct selling costs represents selling costs incurred related to homes sold in the period presented. This primarily includes broker commissions and title and escrow closing fees.
(5)	Holding costs primarily include property taxes, insurance, utilities, homeowners association dues, cleaning and maintenance costs.
(6)	Represents holding costs incurred on homes sold in the period presented and expensed to Sales, marketing, and operating on the Consolidated Statements of Operations.
(7)	Represents holding costs incurred in prior periods on homes sold in the period presented and expensed to Sales, marketing, and operating on the Consolidated Statements of Operations.
(8)

Other income primarily consists of net income to Offerpad from our investment in Offerpad Home Loans, except in the presentation of the first six months of 2021, which represents income from a bulk sale of residential properties.

(9)	Represents both senior and mezzanine interest expense incurred on homes sold in the period presented and expensed to Interest expense on the Consolidated Statements of Operations.
(10)

Represents both senior and mezzanine secured credit facilities interest expense incurred in prior periods on homes sold in the period presented and expensed to Interest expense on the Consolidated Statements of Operations.

Adjusted EBITDA

Offerpad also presents adjusted EBITDA and its related margin, which is a non-GAAP financial measure, which its management team uses to assess its underlying financial performance. Offerpad believes this provides insight into period over period performance, adjusted for non-recurring or non-cash items. Offerpad calculates adjusted EBITDA as net income (loss) adjusted for interest expense, amortization of capitalized interest, taxes, depreciation and amortization and stock-based compensation expense. Offerpad defines adjusted EBITDA Margin as adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA is supplemental to Offerpad’s operating performance measures calculated in accordance with GAAP and has important limitations. For example, adjusted EBITDA excludes the impact of certain costs required to be recorded under GAAP and could differ substantially from similarly titled measures presented by other companies in its industry or companies in other industries. Accordingly, this measure should not be considered in isolation or as a substitute for analysis of Offerpad’s results as reported under GAAP.

The following table presents a reconciliation of Offerpad’s adjusted EBITDA to its net income (loss), which is the most directly comparable GAAP measure, for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except percentages, unaudited)	2021	2020	2021	2020
Net income (loss)	$9,190	$(7,390)	$8,957	$(18,855)
Interest expense	2,257	2,418	4,175	7,092
Amortization of capitalized interest (1)	767	920	1,373	2,140
Income tax expense	89	0	89	0
Depreciation and amortization	146	102	277	204
Amortization of stock-based compensation	649	288	1,263	538

Adjusted EBITDA	13,098	(3,662)	16,134	(8,881)

(1)

Amortization of capitalized interest represents all interest related costs, including senior and mezzanine interest related costs, incurred on homes sold in the period presented that were capitalized and expensed in cost of revenue at the time of sale.

	Three Months Ended June 30,		Six Months Ended June 30,
Margins	2021	2020	2021	2020
Gross margin	13.4%	6.2%	12.7%	6.5%
Adjusted gross margin	13.7%	6.1%	13.0%	6.8%
Contribution margin	11.1%	2.4%	10.2%	3.3%
Contribution margin after interest	10.5%	0.6%	9.5%	1.4%
Net Income (loss)	2.4%	(2.6%)	1.4%	(2.9%)
Adjusted EBITDA	3.5%	(1.3%)	2.4%	(1.4%)